White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

NEWS RELEASE

White Knight Receives Formal Offer from U.S. Gold

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
February 13, 2007

White Knight Resources Ltd. (“White Knight” or the “Company”) announces that it has received a formal offer to purchase all of the issued shares of White Knight from U.S. Gold Corporation and a wholly-owned subsidiary of U.S. Gold Corporation (collectively, “U.S. Gold”) and understands that the offer has been mailed to White Knight shareholders. Management is currently evaluating U.S. Gold’s offer with its financial and legal advisors and will formally respond following completion of that evaluation. A copy of the U.S. Gold offer is available on the Company’s profile on www.sedar.com and on U.S. Gold’s profile on www.sec.gov.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 69,000 acres), sixteen of which are located in the Cortez Trend.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact the office at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.